SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: November 19, 2002
(Date of earliest event reported)

D E E R E & C O M P A N Y
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changed since last report.)

Item 5.   Other Events.

     The following consists of Deere & Company's press release dated November 19, 2002 concerning fourth-quarter of fiscal 2002 financial results and supplemental financial information filed as Exhibit 20 to this report and incorporated by reference herein.

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.
    (c)   Exhibits
        (20)   Press release and supplemental financial information

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

DEERE & COMPANY

By: */s/ NATHAN J. JONES*
      Senior Vice President and Chief Financial Officer

Dated: November 19, 2002

Exhibit Index

Number and Description of Exhibit		Sequential Page Number
(20)	Press release and supplemental financial information	Pg. 5



Deere & Company
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-8000
www.JohnDeere.com

NEWS RELEASE

For immediate release: 19 November 2002

Contact:
Greg Derrick, Deere & Company
309-765-5290

Broad-Based Improvements Drive Higher Profit at Deere

- Fourth-quarter net income reaches $68 million on 10% gain in net sales and revenues
- Earnings for year total $319 million, vs. net loss of $64 million in 2001
- Financial performance improved for all businesses
- Initiatives to trim costs, control assets supporting $1.9 billion in cash from operations
- Further improvement expected in 2003

   MOLINE, Illinois (November 19, 2002) – Deere & Company today reported that broad-based improvements across all businesses led to better results in the fourth quarter. Worldwide net income was $68.0 million, or $0.28 per share, for the quarter and $319.2 million, or $1.33 per share, for the year ended October 31. This compared with net losses of $320.1 million, or $1.36 per share, and $64.0 million, or $0.27 per share, respectively, last year.

   Affecting all periods were the costs of previously announced restructuring actions. Excluding these costs, income for the fourth quarter was $77.1 million, or $0.32 per share, versus losses of $103.5 million, or $0.45 per share, last year. Full-year income without these charges more than doubled -- to $364.5 million, or $1.51 per share, compared with $152.6 million, or $0.64 per share in 2001 – on a 5 percent increase in total net sales and revenues.

   "Fourth quarter results benefited from improvements across all businesses," said Robert W. Lane, chairman and chief executive officer. "While market conditions remain below normal, favorable customer response to new products has contributed to higher sales and more-efficient production levels." Deere is also benefiting from initiatives aimed at controlling expenses and assets, he noted. "Administrative expenses were down for the year," Lane explained. "We also trimmed research and development costs while maintaining a strong new-product program." These factors, in conjunction with a $323 million reduction in trade receivables and inventories, helped produce cash flow from operations of $1.9 billion for the year, well above 2001 levels. "This is evidence that our actions to fundamentally improve our operations are taking hold and, we're confident, will lead to the creation of sustainable shareholder value," Lane said.

Worldwide net sales and revenues were $3.469 billion for the fourth quarter of 2002 and $13.947 billion for the year, compared with $3.161 billion for the fourth quarter and $13.293 billion in 2001. Net equipment sales were $2.947 billion for the fourth quarter and $11.703 billion for the year, compared with $2.602 billion and $11.077 billion a year ago. The quarter's net-sales increase was primarily due to higher sales of agricultural equipment, mainly overseas but also in the U.S. and Canada, as well as higher sales of commercial and consumer equipment. The sales increase for the year reflected higher overseas sales of agricultural equipment, especially in Europe, the impact of acquisitions net of divestitures and higher sales of commercial and consumer equipment. For the year, sales were down for construction and forestry equipment (excluding acquisitions) and also for agricultural equipment in the U.S. and Canada. Overseas sales rose by 16 percent for the quarter and 19 percent for the year due to higher agricultural-equipment sales mainly in Europe. Without the effect of foreign-exchange rate changes, overseas sales would have been up 13 percent for the quarter and 18 percent for the year.

Summary of Equipment Operating Profit by Division

Consistent with the company's aggressive efforts to reduce costs and operate with more-efficient asset levels, several restructuring actions were announced in 2002 leading, most significantly, to the closure of four factories. These steps were in addition to the fourth-quarter 2001 announcement of a special early-retirement program and the divestiture of the company's Homelite business. The special-items column below summarizes the effect of costs associated with the various restructuring actions:

Operating Profit (Loss) – Equipment Operations
$ Million

	Three Months Ended October 31					
	2002			2001		
	As Reported	Special Items	Excluding Special Items	As Reported	Special Items	Excluding Special Items
AG	$ 77	$ (3)	$ 80	$ (78)	$ (97)	$ 19
C&CE	$ (19)	$ (2)	$ (17)	$ (258)	$ (160)	$ (98)
C&FD	$ 23	$ (7)	$ 30	$ (112)	$ (83)	$ (29)
Special Technologies	$ (9)	$ (2)	$ (7)	$ (11)	$ (1)	$ (10)
Total Equipment Operations	$ 72	$ (14)	$ 86	$ (459)	$ (341)	$ (118)

	Twelve Months Ended October 31					
	2002			2001		
	As Reported	Special Items	Excluding Special Items	As Reported	Special Items	Excluding Special Items
AG	$ 439	$ (12)	$ 451	$ 257	$ (97)	$ 354
C&CE	$ 79	$ (24)	$ 103	$ (165)	$ (160)	$ (5)
C&FD	$ (75)	$ (27)	$ (48)	$ (83)	$ (83)	$ -
Special Technologies	$ (42)	$ (9)	$ (33)	$ (55)	$ (1)	$ (54)
Total Equipment Operations	$ 401	$ (72)	$ 473	$ (46)	$ (341)	$ 295

(Operating profit (loss) excludes the impact of interest, taxes and other corporate expenses. All commentary in the following section pertains to operating results excluding special items.)

Excluding special items, the increase in total-equipment operating profit for the quarter was primarily due to improved price realization, higher sales and production volumes and related manufacturing efficiencies, expense reductions and the absence of losses from Homelite. Partially offsetting these factors was the compensation paid to the company's credit operations for financing dealer receivables. As previously announced, Deere's equipment divisions began selling a significant portion of these receivables to credit at the end of 2001. Also having a negative impact on quarterly results were higher post-retirement benefit costs. The annual improvement in operating profit was primarily due to improved price realization, cost and expense reductions, higher sales of agricultural and commercial and consumer equipment, and the absence of losses from Homelite. Partially offsetting these factors were the dealer-receivable compensation to credit, higher new-product start-up costs, and costs associated with Nortrax, a venture involved in the ownership and development of several Deere construction-equipment dealer locations. Also having a negative impact on yearly results were higher post-retirement benefit costs as well as lower production and sales from core construction and forestry operations.

- **Agricultural Equipment.** Compared with last year, division net sales were 12 percent higher for the quarter and 7 percent higher for the year. The quarterly increase was primarily due to higher overseas sales, but also included an improvement in the U.S. and Canada. For the year, the increase was due to higher overseas sales, especially in Europe, where a record number of new products were introduced. Annual sales were down in the U.S. and Canada. The operating-profit improvement for both periods was primarily due to improved price realization and higher sales and production volumes, as well as cost and expense reductions. Partially offsetting these factors were the compensation to credit for receivables sold and higher post-retirement benefit costs. In addition, the 2002 results were negatively affected by higher new-product start-up costs. Reflecting the division's commitment to more-disciplined asset management, company-owned and field-inventory levels were down $120 million for the year in spite of changing currency values.

- **Commercial & Consumer Equipment.** Net sales of the commercial and consumer equipment division were up 20 percent for the quarter and 7 percent for the year. Excluding the impact of acquisitions less divestitures, net sales increased 26 percent and 6 percent in the respective periods. Improved operating results for the seasonally weak quarter were primarily due to higher sales, the absence of losses from Homelite and lower sales-incentive costs. The yearly operating-profit improvement was mainly due to the absence of losses from Homelite, higher sales, lower sales-incentive costs, lower expenses and the receipt of fire-insurance settlements. Partially offsetting these factors for both periods was the compensation to credit. Company-owned and field inventory reductions totaled $204 million for the year.

- **Construction & Forestry Equipment.** In spite of weak conditions, Deere 's construction and forestry division reported an operating profit in the fourth quarter. Net sales increased 10 percent for the quarter and were down 1 percent for the year. Excluding the impact of acquisitions, net sales increased 1 percent for the quarter and decreased 6 percent for the 12-month period. Production volumes at core facilities were up 7 percent for the quarter and down 8 percent for the year. The quarterly profit improvement was primarily due to cost and expense reductions, partially offset by higher sales-incentive costs. The deterioration in operating results for the year was primarily due to higher sales-incentive costs, higher costs related to the investment in Nortrax, and the lower sales and production volumes from core operations. Also having a negative impact on the annual results were higher post-retirement benefit costs. Partially offsetting these factors were cost and expense reductions.

- **Special Technologies.** Operating losses for both years were affected by costs related to the development of new products and goodwill amortization. The improvement in 2002 for both the quarter and year was primarily due to cost and expense reductions.

Summary of Financial Services Net Income by Division

Net Income (Loss) - Financial Services
$ Million

	Three Months Ended October 31					
	2002			2001		
	As Reported	Special Items	Excluding Special Items	As Reported	Special Items	Excluding Special Items
Credit	$ 63	$ -	$ 63	$ 44	$ (2)	$ 46
Health Care	$ 6	$ -	$ 6	$ 5	$ -	$ 5
Total Financial Services	$ 69	$ -	$ 69	$ 49	$ (2)	$ 51
	Twelve Months Ended October 31					
	2002			2001		
	As Reported	Special Items	Excluding Special Items	As Reported	Special Items	Excluding Special Items
Credit	$ 243	$ -	$ 243	$ 177	$ (2)	$ 179
Health Credit	$ 19	$ -	$ 19	$ 15	$ -	$ 15
Total Financial Services	$ 262	$ -	$ 262	$ 192	$ (2)	$ 194

(All commentary in the following section pertains to net income before special items.)

- **Credit.** Deere's credit operations had higher net income for both the fourth quarter and full year. The quarter's increase was primarily due to higher income earned on dealer receivables. Contributing to the yearly earnings improvement were higher income on dealer receivables, increased gains on retail-note sales and improved interest-rate spreads, partially offset by a higher provision for bad debts and losses related to the peso devaluation in Argentina.

- **Health Care**. Deere's health-care unit reported higher net income for both periods mainly due to larger enrollment. Health-care results benefited from lower administrative expenses in the quarter.

Market Conditions & Outlook

Based on the market conditions outlined below, net equipment sales for the first quarter of 2003 are currently forecast to be up 20 to 25 percent from the same period last year, with company-wide net income from zero to $50 million. As announced earlier, the company expects equipment sales for the full year to be up 8 to 10 percent and enterprise net income to be in a range of $500 million to $600 million. This incorporates the favorable impact of approximately $50 million, after tax, from the first-quarter adoption of SFAS 142, eliminating goodwill expense.

Deere's yearly earnings estimate also includes higher pension and post-retirement benefit expense of between $250 million to $300 million pretax, as the company is modifying its assumptions to reflect recent trends in medical inflation, interest rates and equity returns. This compares with an increase in 2002 of approximately $115 million, before special items.

- **Agricultural Equipment:** Although commodity prices have softened in recent weeks, they remain well above year-ago levels and are helping support positive fundamentals in the global farm sector. In the U.S. and Canada, however, machinery sales have continued to lag mainly due to dry-weather conditions and poor crop production in many key areas. In addition, while recently enacted legislation is generally supportive of higher farm income, some farmers are feeling near-term cash flow pressure due to the absence of emergency government payments. As a result, Deere believes that retail activity may be slow early in 2003 but will gather momentum in conjunction with spring planting and be higher for the year. In addition, more-generous depreciation rules could have a modestly positive effect on farm-machinery sales late in calendar-year 2002. In other areas, Deere's sales in Western Europe are expected to grow in 2003 as the company builds on last year's strong response to newly introduced products and further increases its presence in this important region. Deere sales in Australia are expected to be down due to drought conditions, while South American sales are forecast to be about the same as last year due to the uncertain economic situation in Brazil. As a result of these factors, worldwide sales of John Deere agricultural equipment are forecast to be up about 8 percent for the year.
- **Commercial & Consumer Equipment:** Shipments of John Deere commercial and consumer equipment are projected to be up about 15 percent for the year. Supporting the improved outlook is a recent strengthening in retail activity as well as the expected success of the new 100-series line of John Deere lawn tractors that will be available in the spring. Sales are also expected to benefit from producing more in line with retail demand.

- **Construction & Forestry Equipment:** Deere believes that construction-equipment markets will continue to be pressured by lagging business investment and general weakness in sales to independent rental companies. Global forestry markets are expected to remain sluggish as well. In this environment, Deere's sales of construction and forestry equipment are forecast to be up about 2 percent for the year. Without the full-year inclusion of sales from the Deere-Hitachi marketing relationship in the U.S. and Canada, division sales are expected to be down about 2 percent.
- **Credit:** Credit results for 2003 are expected to benefit from lower write-offs, growth in the loan portfolio and stable margins. On this basis, net income for the year is projected to increase more than 20 percent, to about $300 million.

Sustainable Improvement: Focus of Cost-Control & Asset-Management Efforts

According to Lane, Deere's focus on improving asset and operating efficiency, while expanding its customer base, put the company on track for significantly improved performance. "With our recent actions, Deere has shown it can remain solidly profitable even in today's sluggish economic environment," Lane said. "More remains to be done to reach our goals, yet we're off to a good start in making the kind of fundamental improvements that can be sustained throughout the business cycle and should produce higher returns for investors."

John Deere Capital Corporation

The following is disclosed on behalf of the company's credit subsidiary, John Deere Capital Corporation (JDCC), in connection with the disclosure requirements applicable to its periodic issuance of debt securities in the public market.

JDCC's net income was $57.2 million for the fourth quarter and $230.6 million for the year, compared with $41.9 million and $157.8 million, respectively, last year. The increase in net income for the quarter was primarily due to higher income on dealer receivables. The increase in net income for the year was mainly due to higher income on dealer receivables, increased gains on retail-note sales and improved interest-rate spreads, partially offset by a higher provision for bad debts and losses related to the peso devaluation in Argentina.

Net receivables and leases financed by JDCC were $11.240 billion at October 31, 2002, compared with $11.790 billion one year ago. The decrease resulted from retail-note sales during the last twelve months. Net receivables and leases administered, which include receivables previously sold, totaled $13.773 billion at October 31, 2002, compared with $13.242 billion at October 31, 2001.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements herein that relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of the company's businesses.

Forward-looking statements involve certain factors that are subject to change, including for the agricultural equipment segment, the many interrelated factors that affect farmers' confidence, including worldwide demand for agricultural products, world grain stocks, prices realized for commodities and livestock, weather and soil conditions, real estate values, the level and continuation of government farm programs, animal diseases (including further outbreaks of "mad cow" and "foot-and-mouth" diseases), crop pests, harvest yields and the level of farm product exports (including concerns about genetically modified organisms). The success of the fall harvest and the prices realized by farmers for their crops especially affect retail sales of agricultural equipment in the winter.

Factors affecting the company's commercial and consumer equipment business include general economic conditions in the United States, consumer and commercial confidence and weather conditions. Other important assumptions include continued consumer acceptance of the company's new products and a continuation of existing consumer borrowing patterns. Sales of commercial and consumer equipment during the winter are also affected by the amount and timing of snowfall.

The number of housing starts is especially important to sales of the company's construction equipment. The levels of public and non-residential construction also are important to results of the company's construction and forestry business. Prices for pulp, lumber and structural panels are important to sales of forestry equipment.

All of the company's businesses are affected by general economic conditions in and the political stability of the global markets in which the company operates (including Brazil, Argentina and other South American countries), monetary and fiscal policies of various countries, actions by the United States Federal Reserve Board and other central banks, actions by the United States Securities and Exchange Commission and other regulatory bodies, actions by rating agencies, capital market disruptions, investor sentiment, inflation and deflation rates, interest rate levels and currency exchange rates; customer borrowing and repayment practices, and the number of customer and dealer loan delinquencies and defaults; actions of competitors in the various industries in which the company competes, particularly price discounting; dealer practices, especially as to levels of new and used field inventories; production and technological difficulties, including capacity and supply constraints; energy prices and supplies; labor relations; changes to accounting standards; the effects of terrorism and the response thereto; wars and other international conflicts; and legislation affecting the sectors in which the company operates. Company results are also affected by significant changes in health-care costs and in market values of investment assets which impact pension expenses.

The company's outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. Such estimates and data are often revised. The company, however, undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise. Further information concerning the company and its businesses, including factors that potentially could materially affect the company's financial results, is included in the company's most recent quarterly report on Form 10-Q and other filings with the Securities and Exchange Commission.

Fourth Quarter and 2002 Press Release
(millions of dollars and shares except per share amounts)

	Three Months Ended October 31			Twelve Months Ended October 31		
	2002	2001	% Chng	2002	2001	% Chng
Net sales and revenues:						
Agricultural equipment net sales	$ 1,777	$ 1,585	+12	$ 6,738	$ 6,269	+7
Commercial and consumer equipment net sales	558	464**	+20	2,712	2,527**	+7
Construction and forestry net sales	598	542**	+10	2,199	2,226**	-1
Other net sales	14	11	+27	54	55	-2
Total net sales*	2,947	2,602	+13	11,703	11,077	+6
Credit revenues	341	351	-3	1,426	1,439	-1
Other revenues	181	208	-13	818	777	+5
Total net sales and revenues*	$ 3,469	$ 3,161	+10	$ 13,947	$ 13,293	+5
Operating profit (loss) **:						
Agricultural equipment	$ 77	$ (78)		$ 439	$ 257	+71
Commercial and consumer equipment	(19)	(258)	-93	79	(165)	
Construction and forestry	23	(112)		(75)	(83)	-10
Credit	101	65	+55	386	274	+41
Other		(3)		(12)	(31)	-61
Total operating profit (loss)*	182	(386)		817	252	+224
Interest, corporate expenses and income taxes	(114)	66		(498)	(316)	+58
Net income (loss)	$ 68	$ (320)		$ 319	$ (64)	
Per Share**:						
Net income (loss) - basic	$ .28	$ (1.36)		$ 1.34	$ (.27)	
Net income (loss) - diluted	$ .28	$ (1.36)		$ 1.33	$ (.27)	
* Includes overseas equipment operations						
Net sales	$ 901	$ 778	+16	$ 3,504	$ 2,954	+19
Operating profit (loss)	$ 22	$ (29)		$ 231	$ 118	+96

** As of November 1, 2001, the manufacture of skid steer loaders was transferred from the commercial and consumer equipment segment to the construction and forestry segment. Fourth quarter and fiscal year 2001 results for these segments were restated for sales of $28 and $140, and operating losses of $12 and $29, respectively, related to these operations. In the fourth quarter 2002, operating profit (loss) of the agricultural equipment, commercial and consumer equipment, construction and forestry, credit and other segments included pretax costs for special items of $3, $2, $7, none and $2, respectively, totaling $14. In fiscal year 2002, the pretax costs for special items were $12, $24, $27, none and $9, respectively, totaling $72. In both the fourth quarter and fiscal year 2001, the pretax costs for special items were $97, $160, $83, $3 and $1, respectively, totaling $344. The total after-tax special items expenses for fourth quarter and fiscal year 2002 were $9, or $.04 per share, and $45, or $.18 per share, respectively, compared to $217, or $.91 per share, for both periods of 2001.

	October 31, 2002	October 31, 2001
Consolidated:		
Trade accounts and notes receivable - net	$ 2,734	$ 2,923
Inventories	$ 1,372	$ 1,506
Financial Services:		
Financing receivables and leases financed - net	$ 10,604	$ 11,078
Financing receivables and leases administered - net	$ 13,225	$ 12,725
Average shares outstanding	238.2	235.0

13

DEERE & COMPANY
STATEMENT OF CONSOLIDATED INCOME
(In millions of dollars except per share amounts)

	Three Months Ended October 31			
		2002		2001
Net Sales and Revenues				
Net sales	$	2,946.8	$	2,602.3
Finance and interest income		334.9		364.8
Health care premiums and fees		129.7		158.5
Other income		58.0		35.5
Total		3,469.4		3,161.1
Costs and Expenses				
Cost of sales		2,418.4		2,486.4
Research and development expenses		143.4		160.5
Selling, administrative and general expenses		434.7		560.0
Interest expense		160.3		177.1
Health care claims and costs		100.9		127.7
Other operating expenses		84.5		118.0
Total		3,342.2		3,629.7
Income (Loss) of Consolidated Group				
Before Income Taxes		127.2		(468.6)
Provision (credit) for income taxes		54.8		(157.0)
Income (Loss) of Consolidated Group		72.4		(311.6)
Equity in Income (Loss) of Unconsolidated Affiliates				
Credit		(.9)		(1.3)
Other		(3.5)		(7.2)
Total		(4.4)		(8.5)
Net income (loss)	$	68.0	$	(320.1)
Per Share:				
Net income (loss) – basic	$	.28	$	(1.36)
Net income (loss)– diluted	$	.28	$	(1.36)

See Notes to Financial Statements.

DEERE & COMPANY
STATEMENT OF CONSOLIDATED INCOME
(In millions of dollars except per share amounts)

		Year Ended October 31		
		2002		2001
Net Sales and Revenues				
Net sales	$	11,702.8	$	11,077.4
Finance and interest income		1,339.2		1,445.2
Health care premiums and fees		636.0		585.0
Other income		269.0		185.3
Total		13,947.0		13,292.9
Costs and Expenses				
Cost of sales		9,593.4		9,376.4
Research and development expenses		527.8		590.1
Selling, administrative and general expenses		1,657.3		1,716.8
Interest expense		637.1		765.7
Health care claims and costs		518.4		476.0
Other operating expenses		410.3		392.7
Total		13,344.3		13,317.7
Income (Loss) of Consolidated Group				
Before Income Taxes		602.7		(24.8)
Provision for income taxes		258.3		17.7
Income (Loss) of Consolidated Group		344.4		(42.5)
Equity in Income (Loss) of Unconsolidated Affiliates				
Credit		(3.8)		(3.3)
Other		(21.4)		(18.2)
Total		(25.2)		(21.5)
Net income (loss)	$	319.2	$	(64.0)
Per Share:				
Net income (loss) - basic	$	1.34	$	(.27)
Net income (loss)– diluted	$	1.33	$	(.27)

See Notes to Financial Statements.

DEERE & COMPANY CONDENSED
CONSOLIDATED BALANCE SHEET
(In millions of dollars)

	October 31			
	2002		2001	
Assets				
Cash and cash equivalents	$	2,814.9	$	1,030.0
Marketable securities		189.2		176.2
Receivables from unconsolidated affiliates		265.8		316.6
Trade accounts and notes receivable – net		2,733.6		2,922.5
Financing receivables – net		9,067.5		9,198.9
Other receivables		426.4		388.9
Equipment on operating leases – net		1,609.2		1,939.3
Inventories		1,371.8		1,505.7
Property and equipment – net		1,998.3		2,052.3
Investments in unconsolidated subsidiaries and affiliates		180.6		198.4
Intangible assets – net		894.9		874.0
Prepaid pension costs		49.6		652.0
Other assets		582.1		420.8
Deferred income taxes		1,490.1		883.1
Deferred charges		94.0		104.4
Total	$	23,768.0	$	22,663.1
Liabilities and Stockholders' Equity				
Short-term borrowings	$	4,437.3	$	6,198.5
Payables to unconsolidated affiliates		64.0		16.6
Accounts payable and accrued expenses		3,142.2		3,097.1
Health care claims and reserves		92.8		100.3
Accrued taxes		87.4		44.1
Deferred income taxes		24.5		12.9
Long-term borrowings		8,950.4		6,560.7
Retirement benefit accruals and other liabilities		3,806.2		2,640.7
Total liabilities		20,604.8		18,670.9
Stockholders' equity		3,163.2		3,992.2
Total	$	23,768.0	$	22,663.1

See Notes to Financial Statements.

DEERE & COMPANY
STATEMENT OF CONSOLIDATED CASH FLOWS
(In millions of dollars)

	Year Ended October 31	
	2002	2001
Cash Flows from Operating Activities		
Net income (loss)	$ 319.2	$ (64.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Provision for doubtful receivables	160.7	113.0
Provision for depreciation and amortization	725.3	718.3
Undistributed earnings of unconsolidated affiliates	22.7	19.5
Credit for deferred income taxes	(1.2)	(230.3)
Changes in assets and liabilities:		
Receivables	158.2	316.9
Inventories	85.8	136.5
Accounts payable and accrued expenses	144.0	40.7
Other	263.6	62.8
Net cash provided by operating activities	1,878.3	1,113.4
Cash Flows from Investing Activities		
Collections of receivables	6,987.0	6,966.3
Proceeds from sales of financing receivables	2,967.8	1,728.0
Proceeds from maturities and sales of marketable securities	75.4	32.4
Proceeds from sales of equipment on operating leases	495.2	391.7
Proceeds from sales of businesses	53.5	
Cost of receivables acquired	(9,955.3)	(9,795.7)
Purchases of marketable securities	(87.8)	(75.7)
Purchases of property and equipment	(358.7)	(491.0)
Cost of operating leases acquired	(487.9)	(775.2)
Acquisitions of businesses, net of cash acquired	(19.0)	(315.2)
Decrease (increase) in receivables with unconsolidated affiliates	14.8	(112.0)
Other	1.0	81.5
Net cash used for investing activities	(314.0)	(2,364.9)
Cash Flows from Financing Activities		
Decrease in short-term borrowings	(1,413.2)	(506.6)
Proceeds from long-term borrowings	4,573.7	4,818.3
Principal payments on long-term borrowings	(2,771.0)	(2,118.5)
Proceeds from issuance of common stock	48.0	17.8
Repurchases of common stock	(1.2)	(1.3)
Dividends paid	(208.9)	(206.5)
Other	(1.5)	(2.8)
Net cash provided by financing activities	225.9	2,000.4
Effect of Exchange Rate Changes on Cash	(5.3)	(10.6)
Net Increase in Cash and Cash Equivalents	1,784.9	738.3
Cash and Cash Equivalents at Beginning of Year	1,030.0	291.7
Cash and Cash Equivalents at End of Year	$ 2,814.9	$ 1,030.0

See Notes to Financial Statements.

Notes to Financial Statements

(1) Dividends declared and paid on a per share basis were as follows:

	Three Months Ended October 31		Twelve Months Ended October 31	
	2002	2001	2002	2001
Dividends declared	$ .22	$ .22	$ .88	$ .88
Dividends paid	$ .22	$ .22	$ .88	$ .88

(2) The calculation of basic net income per share is based on the average number of shares outstanding during the twelve months ended October 31, 2002 and 2001 of 238.2 million and 235.0 million, respectively. The calculation of diluted net income per share recognizes primarily the dilutive effect of the assumed exercise of stock options.

(3) Comprehensive income (loss), which includes all changes in the Company's equity during the period except transactions with stockholders, was as follows in millions of dollars:

	Three Months Ended October 31		Twelve Months Ended October 31	
	2002	2001	2002	2001
Net income (loss)	$ 68.0	$ (320.1)	$ 319.2	$ (64.0)
Other comprehensive income (loss), net of tax:				
Change in minimum pension liability adjustment	(1,015.9)	(7.7)	(1,015.9)	(7.7)
Change in cumulative translation adjustment	(40.0)	(21.7)	(7.6)	(63.1)
Unrealized gain (loss) on investments	(1.3)	.4	1.0	3.7
Unrealized gain (loss) on derivatives	2.9	(32.6)	25.0	(72.0)
Comprehensive income (loss)	$ (986.3)	$ (381.7)	$ (678.3)	$ (203.1)

(4) The consolidated financial statements represent the consolidation of all Deere & Company's subsidiaries. In the supplemental data in Note 5 to the financial statements, "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) include the Company's agricultural equipment, commercial and consumer equipment, construction and forestry and special technologies operations, with Financial Services reflected on the equity basis. The supplemental "Financial Services" data in Note 5 include Deere & Company's credit and health care operations.

(5) SUPPLEMENTAL DATA
STATEMENT OF INCOME

(In millions of dollars)	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES	
	Three Months Ended October 31		Three Months Ended October 31	
	2002	2001	2002	2001
Net Sales and Revenues				
Net sales	$ 2,946.8	$ 2,602.3		
Finance and interest income	25.6	17.3	$ 360.8	$ 355.1
Health care premiums and fees			134.3	163.2
Other income	39.9	31.2	29.5	14.3
Total	3,012.3	2,650.8	524.6	532.6
Costs and Expenses				
Cost of sales	2,422.2	2,490.2		
Research and development expenses	143.4	160.5		
Selling, administrative and general expenses	319.0	435.1	116.9	125.7
Interest expense	56.7	70.5	112.8	114.1
Interest compensation to Financial Services	42.2	.9		
Health care claims and costs			100.9	127.7
Other operating expenses	12.3	36.2	83.2	91.1
Total	2,995.8	3,193.4	413.8	458.6
Income (Loss) of Consolidated Group				
Before Income Taxes	16.5	(542.6)	110.8	74.0
Provision (credit) for income taxes	13.7	(181.0)	41.1	24.1
Income (Loss) of Consolidated Group	2.8	(361.6)	69.7	49.9
Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates				
Credit	62.8	43.8	(.9)	(1.3)
Other	2.4	(2.3)		.1
Total	65.2	41.5	(.9)	(1.2)
Net income (loss)	$ 68.0	$ (320.1)	$ 68.8	$ 48.7

* Deere & Company with Financial Services on the equity basis.

The supplemental data is presented for informational purposes. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

SUPPLEMENTAL DATA (Continued)
STATEMENT OF INCOME

(In millions of dollars)	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES	
	Year Ended October 31		Year Ended October 31	
	2002	2001	2002	2001
Net Sales and Revenues				
Net sales	$ 11,702.8	$ 11,077.4		
Finance and interest income	85.6	95.9	$ 1,440.6	$ 1,383.5
Health care premiums and fees			654.2	603.6
Other income	146.0	129.4	167.3	91.4
Total	11,934.4	11,302.7	2,262.1	2,078.5
Costs and Expenses				
Cost of sales	9,608.1	9,391.9		
Research and development expenses	527.8	590.1		
Selling, administrative and general expenses	1,153.5	1,295.3	510.2	424.6
Interest expense	222.9	268.9	443.1	530.8
Interest compensation to Financial Services	158.1	.9		
Health care claims and costs			518.4	476.0
Other operating expenses	81.4	81.3	370.3	346.2
Total	11,751.8	11,628.4	1,842.0	1,777.6
Income (Loss) of Consolidated Group				
Before Income Taxes	182.6	(325.7)	420.1	300.9
Provision (credit) for income taxes	104.2	(87.9)	154.1	105.6
Income (Loss) of Consolidated Group	78.4	(237.8)	266.0	195.3
Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates				
Credit	243.0	176.8	(3.8)	(3.3)
Other	(2.2)	(3.0)		.1
Total	240.8	173.8	(3.8)	(3.2)
Net income (loss)	$ 319.2	$ (64.0)	$ 262.2	$ 192.1

* Deere & Company with Financial Services on the equity basis.

The supplemental data is presented for informational purposes. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

SUPPLEMENTAL DATA (Continued)
CONDENSED BALANCE SHEET

(In millions of dollars)	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES	
	October 31		October 31	
	2002	2001	2002	2001
Assets				
Cash and cash equivalents	$ 2,638.5	$ 455.4	$ 176.3	$ 574.7
Cash equivalents deposited with				
unconsolidated subsidiaries	790.8	1,643.2		
Cash and cash equivalents	3,429.3	2,098.6	176.3	574.7
Marketable securities			189.2	176.2
Receivables from unconsolidated				
subsidiaries and affiliates	220.1	271.8	259.8	333.0
Trade accounts and notes				
receivable – net	909.4	1,050.7	2,137.7	2,225.6
Financing receivables – net	60.1	49.7	9,007.4	9,149.2
Other receivables	279.1	260.8	147.3	128.1
Equipment on operating leases – net	12.4	10.6	1,596.8	1,928.6
Inventories	1,371.8	1,505.7		
Property and equipment – net	1,963.4	2,012.8	34.9	39.5
Investments in unconsolidated				
subsidiaries and affiliates	2,248.5	2,383.8	7.7	6.6
Intangible assets – net	894.3	873.1	.6	.8
Prepaid pension costs	49.6	652.0		
Other assets	208.1	151.4	374.0	269.4
Deferred income taxes	1,576.3	944.3	1.8	.3
Deferred charges	73.4	90.6	20.6	13.9
Total	$ 13,295.8	$ 12,355.9	$ 13,954.1	$ 14,845.9
Liabilities and Stockholders' Equity				
Short-term borrowings	$ 398.1	$ 773.4	$ 4,039.2	$ 5,425.1
Payables to unconsolidated				
subsidiaries and affiliates	79.4	52.2	989.7	1,895.8
Accounts payable and accrued				
expenses	2,800.7	2,676.4	654.9	774.5
Health care claims and reserves			92.8	100.3
Accrued taxes	83.2	36.5	4.2	7.6
Deferred income taxes	9.5	4.5	102.9	69.9
Long-term borrowings	2,988.8	2,210.2	5,961.5	4,350.5
Retirement benefit accruals				
and other liabilities	3,772.9	2,610.5	33.3	30.2
Total liabilities	10,132.6	8,363.7	11,878.5	12,653.9
Stockholders' equity	3,163.2	3,992.2	2,075.6	2,192.0
Total	$ 13,295.8	$ 12,355.9	$ 13,954.1	$ 14,845.9

* Deere & Company with Financial Services on the equity basis.

The supplemental data is presented for informational purposes. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

SUPPLEMENTAL DATA (Continued)
STATEMENT OF CASH FLOWS

(In millions of dollars)	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES	
	Year Ended October 31		Year Ended October 31	
	2002	2001	2002	2001
Cash Flows from Operating Activities				
Net income (loss)	$ 319.2	$ (64.0)	$ 262.2	$ 192.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Provision for doubtful receivables	6.5	10.4	154.2	102.6
Provision for depreciation and amortization	394.8	389.5	366.3	359.7
Undistributed earnings of unconsolidated subsidiaries and affiliates	156.2	(165.1)	3.8	3.2
Provision (credit) for deferred income taxes	(19.2)	(229.4)	18.0	(.9)
Changes in assets and liabilities:				
Receivables	116.7	2,198.0	(3.8)	(9.3)
Inventories	85.8	136.5		
Accounts payable and accrued expenses	107.9	225.0	(4.2)	169.5
Other	219.9	200.4	(26.3)	(104.2)
Net cash provided by operating activities	1,387.8	2,701.3	770.2	712.7
Cash Flows from Investing Activities				
Collections of receivables	8.7	69.5	14,992.3	7,068.2
Proceeds from sales of financing receivables			2,967.8	1,728.0
Proceeds from maturities and sales of marketable securities			75.4	32.4
Proceeds from sales of equipment on operating leases	1.6	2.1	493.6	389.6
Proceeds from sales of businesses	53.5			
Cost of receivables acquired	(27.4)	(2.6)	(17,861.4)	(12,196.9)
Purchases of marketable securities			(87.8)	(75.7)
Purchases of property and equipment	(354.5)	(485.6)	(4.2)	(5.4)
Cost of operating leases acquired	(6.1)	(9.1)	(481.8)	(766.2)
Increase in investment in Financial Services		(700.0)		
Acquisitions of businesses, net of cash acquired	(9.3)	(308.0)	(9.7)	(7.2)
Decrease (increase) in receivables with unconsolidated affiliates			54.1	(173.9)
Other	80.3	66.7	(79.5)	5.7
Net cash provided by (used for) investing activities	(253.2)	(1,367.0)	58.8	(4,001.4)
Cash Flows from Financing Activities				
Decrease in short-term borrowings	(304.6)	(225.2)	(1,108.6)	(281.3)
Change in intercompany receivables/payables	29.6	62.8	(882.0)	1,037.0
Proceeds from long-term borrowings	708.3	558.8	3,865.4	4,259.5
Principal payments on long-term borrowings	(75.9)	(73.3)	(2,695.1)	(2,045.2)
Proceeds from issuance of common stock	48.0	17.8		
Repurchases of common stock	(1.2)	(1.3)		
Capital investment from Equipment Operations				700.0
Dividends paid	(208.9)	(206.5)	(399.5)	(10.7)
Other	(1.5)	(2.9)		8.7
Net cash provided by (used for) financing activities	193.8	130.2	(1,219.8)	3,668.0
Effect of Exchange Rate Changes on Cash	2.3	(5.6)	(7.6)	(4.9)
Net Increase (Decrease) in Cash and Cash Equivalents	1,330.7	1,458.9	(398.4)	374.4
Cash and Cash Equivalents at Beginning of Year	2,098.6	639.7	574.7	200.3
Cash and Cash Equivalents at End of Year	$ 3,429.3	$ 2,098.6	$ 176.3	$ 574.7

* Deere & Company with Financial Services on the equity basis.

The supplemental data is presented for informational purposes. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.